Aflac Incorporated 1st Quarter 2011 Form 10-Q

EXHIBIT 11

Aflac Incorporated and Subsidiaries

Computation of Earnings Per Share

Three Months Ended March 31,

	2011	2010

Numerator (In millions):
Basic and diluted: net earnings applicable to common stock	$395	$636

Denominator (In thousands):
Weighted-average outstanding shares used in the computation of earnings per share - basic	468,012	467,926
Dilutive effect of share-based awards	4,092	4,524

Weighted-average outstanding shares used in the computation of earnings per share - diluted	472,104	472,450

Earnings per share:
Basic	$.84	$1.36
Diluted	.84	1.35